Oncolin Therapeutics, Inc.
710 Post Oak Road, Suite 410
Houston, Texas 77024

March 17, 2010

Ms. Ibolya Ignat
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Mail Stop 4720

Re:	Oncolin Therapeutics, Inc.
Item 4.10 on Form 8-K
Filed February 23, 2010
File No. 000-50541

Dear Ms. Ignat:

My name is Steven M. Plumb.  I am assisting the Registrant with the preparation of its SEC filings.  Herewith is the Registrant’s Memorandum of Responses to your letter dated March 1, 2010 and the Statement of the Company.

Statement of the Company

The Company acknowledges that:

A.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

B.           Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

MEMORANDUM OF RESPONSES

This letter sets forth the responses of Oncolin Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2010 concerning the Company’s Registration Statement on Form 8-K (File No. 000-50541) filed with the Commission on February 23, 2010 (the “Registration Statement”).

March 17, 2010

In addition to filing this response letter, we have contemporaneously filed an amended Form 8-K including our responses to your comments (the “Amended 8-K”).

Item 4.01 8-K

1.	Please amend your filing to clearly state, if true, that on July 23, 2009 you dismissed your independent registered accounting firm. Refer to Item 304(a)(1)(i) of Regulation S-K.

RESPONSE:  We have updated our filing to indicate that the independent registered accounting firm was dismissed on July 23, 2009.

2.	Include the disclosures required by Item 304(a)(1)(iii) of Regulation S-K in your amended filing, as applicable.

RESPONSE:  We have updated our filing to indicate that the Board of Directors met, in the absence of an audit committee, and unanimously voted to change the independent registered accounting firm.

3.	Include the disclosures required by 304(a)(2) of Regulation S-K in your amended filing, as applicable.

RESPONSE:  We have added the following language to Item 4.01(a)(2) of our filing: At no time during the two most recent fiscal years and any subsequent interim period prior to engaging MaloneBailey, LLP did the Company (or someone on its behalf) consult with MaloneBailey, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the new accountant concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

4.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, GBH CPAs, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE:  We have included, as Exhibit 16, an updated letter from our former accountants, GBH CPAs, as required by Item 304(a)(3) of Regulation S-K, with the appropriate date.

March 17, 2010

5.
It appears that your Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors.  Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

RESPONSE:  Noted.

Other

In a telephone conversation on March 16, 2010, you requested that we contact the Filer Support Branch at (202) 551-8900 and change the name of our company with EDGAR.  At the time of our telephone conversation, the name on file with EDGAR was Edgeline Holdings, Inc.  On March 16, 2010 we updated EDGAR with the correct name of the Company and received confirmation of such from EDGAR.

Sincerely,

/s/ Steven M. Plumb
Steven M. Plumb, CPA
Oncolin Therapeutics, Inc.